DC

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

[redacted]

06024161

April 10, 2006

Matthew A. Prescott
Manager, Factory Farming Campaigns
People for the Ethical Treatment of Animals
501 Front Street
Norfolk, VA 23510

Act: 1934
Section:
Rule: 14A-8
Public Availability: 4/10/2006

Re: Wendy's International, Inc.
Incoming letter dated March 3, 2006

Dear Mr. Prescott:

This is in response to your letter dated March 3, 2006 concerning the shareholder proposal submitted to Wendy's by People for the Ethical Treatment of Animals. We also have received a letter from Wendy's dated March 6, 2006. On February 24, 2006, we issued our response expressing our informal view that Wendy's could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn
Deputy Director

cc: Lee McCorkle
Executive Vice President, General Counsel and Secretary
Wendy's International, Inc.
One Dave Thomas Boulevard
P.O. Box 256
Dublin, OH 43017

Wendy's International, Inc.

Tim Hortons Wendy's. BAJA FRESH MEXICAN GRILL

Dana Klein
Senior Vice President
Associate General Counsel
Assistant Secretary

One Dave Thomas Boulevard
P.O. Box 256
Dublin, OH 43017
614-764-3228
fax: 614-764-3243
dana_klein@wendys.com

March 6, 2006

RECEIVED
2006 MAR -7 PM 3: 37
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Via Facsimile and Federal Express

Mary Beth Breslin
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Response to the People for the Ethical Treatment of Animals ("PETA") Regarding PETA's Request for Restatement of its Proposal to Wendy's International, Inc. (the "Company")

Dear Ms. Breslin:

This letter is in response to our receipt of a copy of the request by PETA that you reconsider the determination you made on February 24, 2006 that the proponent may not cure its violation of Rule 14a-8(i)(3) in connection with the shareholder proposal it submitted to the Company by amending its proposal. We respectfully request that such reconsideration be denied because the "revised" proposal is not simply clarification of a few vague terms, but is rather a restatement of the entire proposal's directive.

Staff Legal Bulletin No. 14, Question 5 ("Question 5") provides guidance regarding when the Division may allow a proponent to revise its proposal and supporting statements. You no doubt considered these guidelines in connection with your review of the proponent's original proposal and determined that it was not appropriate to offer the proponent the opportunity to revise the proposal because the vague and indefinite terms of the original proposal constitute the proposal's central directive. Revision of these terms would result in an entirely different proposal being submitted, and this is precisely the result that is currently being proffered by the proponent.

Question 5 states:

> If the proposal contains specific statements that may be materially false or misleading or *irrelevant to the subject matter* of the proposal, we may permit the shareholder to revise or delete these statements. Also, if the proposal or supporting statement contains vague terms, we may, *in rare circumstances*, permit the shareholder to clarify these terms. (Emphasis Added)

#129730

Pursuant to the Division's guidelines, outlined in Question 5, revision of a proposal to clarify vague terms is *rarely* granted. This is a logical standard because the proponent had the opportunity in the first instance to craft a proposal free from ambiguity. In addition, to allow the proponent to replace its vague terms with the revised language currently suggested would not be a result that is *irrelevant to the subject matter* of the proposal, another of the Division's considerations when examining whether a revision right should be granted, but rather, would effectively allow the proponent to submit an entirely new proposal, which, similar to the original proposal, is also vague and indefinite.

Because the proponent's "revised" proposal is a new proposal with a different objective, granting proponent's revision request at this time would result in an undue hardship on the Company. As stated in the Company's no-action request letter dated December 22, 2005, the Company intends to file its proxy materials on March 13, 2006. Final approval to print is scheduled to be given to the printer on March 8, 2006. If the proponent's "revision" request is granted, the Company would be faced with considering this new proposal, and preparing a recommendation to the shareholders, in a matter of days. The internal review process in connection with the original proposal took much longer, based on the number of Company representatives involved. Granting the proponent's "revision" request would also delay finalization of the proxy materials and delay the commencement of the solicitation.

The Company acknowledges that the Division has, under certain circumstances in the past, granted cure rights for proponents to clarify vague terms. However, it appears that this revision right has been granted at the time of the Division's initial response to a company's no-action request, which leaves time for the parties to communicate regarding the proposal and any statement in opposition that the company may prepare. See MuniYield Insured Fund, Inc. (March 12, 2002), in which the Division allowed, *as part of its no-action ruling*, the proponent to revise a proposal to clarify the type of securities and extent of compensation covered by the proposal's directive, both of which provided further detail regarding the base proposal, not a restatement of the original proposal.

To grant the revision at this late date serves no purpose other than to provide the proponent with the opportunity to present a new and different proposal to the Company in a manner that is clearly not contemplated by established proxy rules. See Borders Group, Inc. (April 1, 2004), in which the Division refused to reconsider its prior ruling and did not allow a shareholder to revise its proposal by withdrawing text, which the proponent considered was "the most minor of revisions;" Praxair, Inc. (April 1, 2004), same ruling; Exxon Mobil Corporation (April 1, 2004), same ruling; and 3M Company (April 1, 2004), same ruling.

Proponent's original proposal was considered, addressed, and responded to in accordance with the proxy rules. A reconsideration of your original determination that no cure right would be granted in this case would provide the proponent with the opportunity to submit an entirely new proposal to the Company when the Company lacks sufficient time to adequately respond. This second bite at the apple is clearly not contemplated by the proxy rules and is unwarranted under the circumstances.

For all of the reasons outlined above, we respectfully request that you do not grant the proponent's request to reconsider your prior determination that revision of the proponent's proposal is not appropriate.

Sincerely,

Dana Klein

Dana Klein
Senior Vice President,
Associate General Counsel and
Assistant Secretary

Enclosures

cc: People for the Ethical Treatment of Animals

March 3, 2006

Mary Beth Breslin, Special Counsel
c/o Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. St., N.E.
Washington, D.C. 20549

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
info@peta.org

By UPS and electronic mail: cfletters@sec.gov

Re: Shareholder Proposal of People for the Ethical Treatment of Animals ("PETA") for Inclusion in the 2006 Proxy Statement of Wendy's International, Inc.

Dear Ms. Breslin:

In response to a letter dated February 24, 2006 in which the Staff concurred with Wendy's International, Inc. ("Wendy's") that it may exclude PETA's shareholder proposal from its 2006 proxy materials, we respectfully request that you consider the attached, amended proposal for inclusion in Wendy's proxy materials. As you will note, the language Wendy's argued was vague and indefinite in PETA's proposal was replaced with a quote from Wendy's own Web site, which retains the purpose and meaning of the proposal while making its goal perfectly clear to Wendy's and its shareholders.

Staff Legal Bulletin No. 14 (July 13, 2001) provides guidance to companies and shareholders on many of the issues and questions that frequently arise under Rule 142-8. One of those frequently asked questions, set forth at section 5 is: "When do our responses afford shareholders an opportunity to revise their proposals and supporting statement?" The Legal Bulletin informs shareholders that resolutions which might otherwise be omitted for "vague terms" may be revised in order to "permit the shareholder to clarify these terms."

Thank you for your consideration of this matter and we look forward to the Staff's response. Please feel free to contact me should you have any questions or require further information. I may be reached directly at MattPrescott@peta.org or (757) 943-7460.

Very truly yours,

Matt Prescott

Matthew A. Prescott
Manager, Factory Farming Campaigns
PETA

cc: Lee McCorkle (via fax: 614-764-3243)

Enclosure: Revised 2006 Wendy's Shareholder Proposal

Wendy's International, Inc. 2006 Shareholder Resolution *re* Humane Poultry Slaughter

PETA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
info@peta.org

WHEREAS, on its Web site, Wendy's International, Inc. ("Wendy's") states that "we believe it is our obligation to ensure that each of our suppliers exceeds government regulations by meeting Wendy's more exacting standards pertaining to the humane treatment of animals" and that "handling animals in a humane manner, and preventing neglect or abuse, is the right thing to do"; and

WHEREAS, consumers consider animal welfare when making dining choices; and

WHEREAS, despite its commitment to the humane treatment of animals, Wendy's continues to purchase chickens from suppliers that use the outdated method of electrical stunning, in which the birds' legs are snapped into metal shackles and the birds are shocked with an electric current, have their throats slit, and are dropped into tanks of scalding-hot water so that birds are often still conscious when they suffer this hideous cruelty; and

WHEREAS, acknowledging the need for humane slaughter methods, our company claims on its Web site that it will "work with its chicken suppliers to ensure that the newest slaughter procedures are thoroughly tested and scientifically evaluated" so that they will be implemented; and

WHEREAS, despite this promise, Wendy's has yet to make notable progress on implementing the new USDA-approved method of poultry slaughter called "controlled-atmosphere killing" (CAK), which replaces the oxygen that birds are breathing with inert gasses, gently and effectively putting them to sleep; and

WHEREAS, a report commissioned by McDonald's ("the report") concurred that CAK is, as animal welfare experts have described it, the most humane method of poultry slaughter ever developed and admitted that CAK "has advantages [over electrical stunning] from both an animal welfare and meat quality perspective ... obviates potential distress and injury ... can expeditiously and effectively stun and kill broilers with relatively low rates of aversion or other distress" and would eliminate the pain of premature shocks and inadequate stunning that are associated with electrical stunning; and

WHEREAS, the report further concludes that McDonald's European suppliers that use CAK have experienced improvements in bird handling, stunning efficiency, working conditions and meat yield and quality;[1] and

WHEREAS, although CAK is optimum for both the birds' well-being and for profit, Wendy's has yet to "ensure that each of our suppliers" implement it or show any signs of progress toward that end despite promises to do so; and

WHEREAS, while McDonald's and Burger King continue to make progress toward adopting the technology and it continues to be used in Europe (as it has been for nearly a decade), Wendy's must show its shareholders what it is doing to gain the competitive advantage of adopting this humane slaughter technology;

NOW, THEREFORE, BE IT RESOLVED that shareholders request that the Board of Directors issue interim reports to shareholders following the second, third, and fourth quarters of 2006 that detail the progress made toward ensuring that CAK is being "thoroughly tested and scientifically evaluated."

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[1]These are the same improvements that Hormel Foods recently touted in a letter to PETA describing CAK.